EXHIBIT 21.1
List of Subsidiaries of Vital Energy, Inc.

Name of Subsidiary	Jurisdiction of Organization
Vital Midstream Services, LLC	Delaware
Vital Energy Technology, LLC	Delaware
Garden City Minerals, LLC[1]	Delaware
1On February 3, 2023, Garden City Minerals, LLC was merged with and into Vital Energy, Inc.